Exhibit 99.2

2025 Earnings F O U R T H Q U A R T E R

This presentation by Webull Corporation (“Webull”) includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements other than statements of historical fact, including statements about Webull’s beliefs and expectations, Webull’s business strategy and operational plans, planned products and services, financial and market outlook, and projections, are forward - looking statements. These forward - looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar terminology, although not all forward - looking statements contain such terminology. All forward - looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of Webull and its management as of the date of this presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Webull and its management and could cause actual results to differ materially from those expressed or implied by such forward - looking statements. Some of these factors include, but are not limited to, the risks and uncertainties that are more fully described in filings made, or to be made, by Webull with the U.S. Securities and Exchange Commission (the “SEC”), including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in those filings. There may be additional risks that Webull and its management presently do not know or that Webull and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward - looking statements. In light of these factors, risks and uncertainties, the forward - looking events and circumstances discussed in this presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this presentation should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward - looking statements. All information provided in this presentation is as of the date hereof, and Webull undertakes no obligation to update any forward - looking statement, except as required under applicable law. This presentation contains certain financial measures that are not recognized under generally accepted accounting principles in the U.S. (“GAAP”), including adjusted operating profit, adjusted net income, and adjusted operating expenses. Adjusted operating profit represents income from continuing operations, before income taxes, excluding share - based compensation expenses, one - time transactions, and other expense (income), net. Adjusted net income represents net income attributable to the Company, excluding share - based compensation expenses, foreign currency transaction gains and losses and one - time transactions. Adjusted operating expenses represent total operating expenses, excluding share - based compensation expenses and one - time transactions. Webull believes that adjusted operating profit, adjusted net income, and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from continuing operations, before income taxes, and total operating expenses. Such measures also provide useful information about Webull’s operating results, enhances the overall understanding of Webull’s past performance and future prospects and allows for greater visibility with respect to key metrics used by Webull’s management in its financial and operational decision - making. The reconciliation of those measures to the most comparable GAAP measures is presented in the Appendix at the end of this presentation. These non - GAAP measures have limitations as an analytical tool and you should not consider them in isolation or as a substitute for an analysis of Webull’s financial results under GAAP. Adjusted operating profit, adjusted net income and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies. This presentation does not constitute investment, tax or legal advice, and does not contain all relevant information relating to Webull or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of Webull. This presentation does not constitute (i) an offer or invitation for the sale or purchase of our securities or a commitment of Webull, or (ii) a solicitation of proxy, consent or authorization with respect to any securities. This presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance or results of Webull. We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, including, among others, “Webull” and our other registered and common law trade names, trademarks and service marks, including our corporate logo . Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the TM and ® symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names . The unaudited financial and operational information included in this presentation is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull's preparation of financial statements subsequently hereto or its year - end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein. 1 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s / Disclaimers

Total Revenues $ in millions 2025 Highlights 2025 was an inflection point for Webull — highlighted by our public listing, revenue re - acceleration and expanding profit margins Adjusted Operating Expenses $ in millions 389.6 390.2 571.0 2023 2024 2025 337.2 372.0 460.7 2023 2024 2025 +46% +24% Adjusted Operating Profit $ in millions 52.4 18.2 110.3 2023 2024 2025 4.7% 19.3% 14.6 PT INCREASE IN OPERATING PROFIT MARGIN FROM LAST YEAR 13.4% 2 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Funded Accounts in millions 2025 Highlights We achieved record number of funded customers, AUM and Net Deposits Customer Assets $ in billions 4.29 4.66 5.03 2023 2024 2025 8.2 13.6 24.6 2023 2024 2025 +8% +81% Net Deposits $ in billions 2.0 4.5 8.6 2023 2024 2025 +91% 3 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Equity Notional Volume $ in billions 2025 Highlights We achieve record trading volumes across all asset categories Options Contracts Volume in millions 371 461 732 2023 2024 2025 430 461 550 2023 2024 2025 +59% +19% DARTs in thousands 341 418 648 280 262 351 1 14 63 2023 2024 2025 Equities Options Others +53% 4 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s / 622 694 1062 “Others” include futures contracts, prediction market contracts, crypto, fixed income, mutual funds, and other investment products

Webull 2025 Roadmap

We delivered on our product roadmap while continuing to scale recent product launches

Expanding Product Offerings

Webull Premium

- 102k subscribers at year-end, ahead of internal target of 100k subscribers in the first year of launch

Vega

- Introduced AI tool for new and seasoned investors to navigate modern trading and make smarter decisions
- Since its introduction, approximately 1 out of 8 users consulted the assistant prior to executing a trade

Advisor solutions

- Partnered with Blackrock to enhance robo-advisor offering, adding 5 strategies with 30 portfolios

Entering New Asset Classes

Reintroducing digital assets

- Relaunched crypto trading in the US with the acquisition of Webull Pay
- Launched crypto trading in Brazil and Australia

Prediction markets

- Introduced economic indicators and sports prediction markets
- More than 162 million prediction contracts traded in the fourth quarter, with 81 million contracts traded in December alone

Corporate bonds

- Introduced the differentiated offering to provide customers with low-risk investment options with steady yields

Expanding Access Globally

Global

- Surpassed 760k funded accounts outside the US

Asia

- APAC customer assets surpassed $3 billion
- Entered into partnership with Meritz Financial Group to offer US market access to Korean investors

Canada

- On track to reach $1.5 billion customer assets

EU

- Launched platform in the Netherlands and obtained licenses in 4 more EU markets

webullcorp.com/investor-relations/

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Webull 2026 Priorities

Our 2026 strategy will be focused on the following three areas

Maintain and Enhance Best-In-Class Offerings for Active Traders	• Deploy AI-assisted trading tools designed for active traders • Continue to enhance best-in-class trading experience • Maintain price leadership across markets and products
Continue to Expand and Scale International Business	• Grow market share in existing markets • Expand localized product offerings (HK, Japan, Korea equities) • Continue to export US retail experience internationally
Further Develop B2B Platform	• Broaden solutions across client segments (IBs, HNW, family offices, advisors) • Take market share leveraging technology, pricing, and global footprint

webullcorp.com/investor-relations/

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4.… 4.72 4.73 4.93 5.03 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Q4 2025 Business Results – Users and Accounts Funded Accounts in millions Registered Users in millions % Quarterly Retention 98.3% 97.5% +15% YEAR - OVER - YEAR Registered users increased 15% year - over - year to 26.8 million, while funded accounts grew 8% year - over - year to 5.03 million 23.3 24.1 24.9 25.9 26.8 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 97.1% +8% YEAR - OVER - YEAR 97.7% 96.9% 7 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Q4 2025 Business Results – Customer Assets Customer assets reached all time high in Q4, driven by record net inflows Net Deposits $ in billions 1.2 1.1 1.5 2.1 3.9 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 13.6 12.6 15.9 21.2 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 24.6 Customer Assets $ in billions +81% YEAR - OVER - YEAR +225% YEAR - OVER - YEAR 8 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s / $8.6 BILLION NET DEPOSITS IN 2025

Q4 2025 Business Results – Trading Core products of equities and options trading volume increased 87% and 38% year - over - year, respectively 128 128 161 204 239 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 112 121 127 147 154 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Equity Notional Volume $ in billions +87% YEAR - OVER - YEAR Options Contracts Volume in millions +38% YEAR - OVER - YEAR 9 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Q4 2025 Financial Results – Revenues & Expenses Total revenues increased 50% year - over - year, while operating expenses grew 62% primarily driven by increase in marketing spend Adjusted Operating Expenses $ in millions 110.1 117.4 131.5 156.9 165.2 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 88.6 88.7 108.2 120.2 143.6 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Total Revenues $ in millions +50% YEAR - OVER - YEAR +62% YEAR - OVER - YEAR 10 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Adjusted Operating Profit $ in millions | Q4 2025 Financial Results – Profits and Margins Resulting in five consecutive quarters of $20+ million operating profit Adjusted Net Income $ in millions | % Adjusted Operating Profit Margin 21.6 28.7 23.3 36.7 21.6 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 5 CONSECUTIVE QUARTERS OF $20+ MILLION ADJUSTED OPERATING PROFIT 19.6% 24.4% 17.7% 23.4% 13.0% $84M ADJUSTED NET INCOME IN THE 1ST FULL YEAR AS A PUBLIC COMPANY % Adjusted Net Income as Percentage of Revenue 15.0 21.3 15.4 32.9 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 14.6 13.6% 18.1% 11.7% 20.9% Adjusted operating profit and adjusted net income are non - GAAP financial measures that exclude share - based compensation, foreign currency transaction losses and one - time transactions. Specifically, Q2 2025 adjusted net income excludes offering expenses related to the Company’s listing which was completed in April 2025, and Q3 2025 adjusted net income excludes Webull Pay transaction related employee distribution and gain recognized from the acquisition of Webull Pay. 8.8% 11 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Q4 2025 Financial Results – Trading Related Revenues Trading related revenues increased 56% year - over - year on the back of record trading volume growth across all asset categories 18.1 18.8 19.6 27.6 28.2 47.3 53.4 56.2 65.0 62.9 6.7 9.5 13.0 15.2 21.4 0.0 20.0 40.0 60.0 80.0 100.0 120.0 4Q 24 1Q 25 Equity Revenue 2Q 25 3Q 25 4Q 25 Option Revenue Platform and trading fees 112.5 72.1 81.7 88.8 107.8 See Appendix for quarterly information on Daily Average Revenue Trades. 778 924 100 8 110 1 120 2 DARTs in | $ in millions thousands 12 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s /

Q4 2025 Financial Results – Interest Related Income Interest - related income increased 31% year - over - year, mainly due to increase in margin, client and corporate cash balance $ in millions 5.3 5.4 7.6 9.7 5.8 7.5 8.9 8.6 9.7 12.0 17.9 14.6 18.0 19.4 19.6 2.5 2.2 2.1 4.6 6.1 40.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0 0.0 50.0 45.0 2Q 25 3Q 25 4Q 25 4Q 24 1Q 25 Stock Lending See Appendix for quarterly balance information on interest - earning assets. Margin Financing 13 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s / Client Cash Corporate Cash 43.5 33.2 31.1 36.3 43.4

Q4 2025 Financial Results – Adjusted Operating Expenses Adjusted Operating Expenses rose 62% year - over - year, reflecting strategic marketing investments to accelerate AUM growth across key markets 27.4 27.4 26.2 39.2 37.5 15.7 15.4 17.5 17.4 18.2 22.6 23.2 34.8 35.6 35.1 22.9 22.7 29.7 28.0 52.8 0.0 20.0 40.0 60.0 80.0 100.0 120.0 140.0 $ in millions 160.0 4Q 24 General and Administrative 1Q 25 2Q 25 3Q 25 4Q 25 Technology and Development Brokerage and Transaction Marketing and Branding 143.6 88.6 88.7 120.2 108.2 40.3% 43.8% 40.3% 41.2% 45.0% 14 w e b u l c o r p . c o m / i n v e s t o r - r e l a t i o n s / % Adjusted Operating Profit Margin ex - Marketing

Appendix

Appendix: Daily Average Revenue Trades 16 2025 Q4 2025 Q3 2025 Q2 2025 Q1 2024 Q4 1,202 1,101 1,008 924 778 DARTS (in ‘000) 725 702 597 561 498 Equities 377 350 354 322 254 Options 100 49 57 41 26 Others DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. “Others” include futures contracts, prediction market contracts, crypto, fixed income, mutual funds, and other investment products. The following table presents our DARTs by quarter and disaggregated by trade type.

Appendix: Interest - earning Assets $ in millions 17

Appendix: Contra Revenue We offer marketing promotions to our platform users that are intended to increase the amount of platform users’ assets on our platform by incentivizing platform users to deposit more cash or transfer securities from other third - party brokerages into their Webull brokerage account in return for a promotional payment in cash or free shares. Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers (“ASC 606”), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue (i.e., “contra revenue”). The following presents how contra revenue impacted our trade related revenues. Quarterly Impact: $ in millions Annual Impact: 18 $ in millions

Appendix: Unaudited Quarterly Reconciliations of Non - GAAP and GAAP Results Adjusted Operating Expenses and Total Operating Expenses Reconcili ation: Adjusted Operating Profit Reconciliation: $ in millions $ in millions 19

Appendix: Unaudited Quarterly Reconciliations of Non-GAAP and GAAP Results (Cont.)

Adjusted Operating Expenses Reconciliation:

$ in millions

Operating expenses (GAAP)	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025Q4
Brokerage and transaction	$ 22.6	$ 23.2	$ 34.8	$ 35.6	$ 35.1
Technology and development	17.5	16.9	19.1	22.5	20.6
Marketing and branding[1]	23.4	23.0	30.3	29.4	53.3
General and administrative	31.7	33.7	51.0	45.0	39.0
Total operating expenses	**95.2**	**96.8**	**135.2**	**132.5**	**148.0**

Less: Share-based compensation	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
Technology and development	1.8	1.5	1.6	1.5	2.4
Marketing and branding	0.5	0.3	0.6	0.5	0.5
General and administrative	4.3	6.3	24.8	2.4	1.5
Total share-based compensation	**6.6**	**8.1**	**27.0**	**4.4**	**4.4**

Less: Webull Pay transaction related employee distribution (one-time)	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
Technology and development	-	-	-	3.6	-
Marketing and branding	-	-	-	0.9	-
General and administrative	-	-	-	3.4	-
Total Webull Pay transaction related bonus	**-**	**-**	**-**	**7.9**	**-**

Adjusted operating expenses (Non-GAAP)	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
Brokerage and transaction	22.6	23.2	34.8	35.6	35.1
Technology and development	15.7	15.4	17.5	17.4	18.2
Marketing and branding	22.9	22.7	29.7	28.0	52.8
General and administrative	27.4	27.4	26.2	39.2	37.5
Total adjusted operating expenses	**$ 88.6**	**$ 88.7**	**$ 108.2**	**$ 120.2**	**143.6**

(1) Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The impact of these reclassifications is immaterial to the presentation of the financials taken as a whole.

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Appendix: Unaudited Annual Reconciliations of Non - GAAP and GAAP Results Adjusted Operating Expenses and Total Operating Expenses Reconciliation: Adjusted Operating Profit Reconciliation: $ in millions $ in millions 21

Appendix: Unaudited Annual Reconciliations of Non-GAAP and GAAP Results (Cont.)

Adjusted Operating Expenses Reconciliation:

$ in millions

Operating expenses (GAAP)	2023	2024	2025
Brokerage and transaction	$ 66.4	$ 79.3	$ 128.8
Technology and development	52.2	63.8	79.2
Marketing and branding[1]	152.3	138.7	136.0
General and administrative	95.8	122.7	168.6
Total operating expenses	**366.7**	**404.5**	**512.6**

Less: Share-based compensation	2023	2024	2025
Technology and development	7.8	8.3	6.0
Marketing and branding	1.7	2.0	2.0
General and administrative	20.0	22.3	35.9
Total share-based compensation	**29.5**	**32.6**	**43.9**

Less: Webull Pay transaction related employee distribution (one-time)	2023	2024	2025
Technology and development	-	-	3.6
Marketing and branding	-	-	0.9
General and administrative	-	-	3.4
Total Webull Pay transaction related bonus	**-**	**-**	**7.9**

Adjusted operating expenses (Non-GAAP)	2023	2024	2025
Brokerage and transaction	66.4	79.3	128.8
Technology and development	44.4	55.6	69.6
Marketing and branding	150.6	136.7	133.0
General and administrative	75.8	100.4	129.3
Total adjusted operating expenses	**$ 337.2**	**$ 372.0**	**$ 460.7**

(1) Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The impact of these reclassifications is immaterial to the presentation of the financials taken as a whole.

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Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results (Cont.) 23 Quarterly Adjusted Net Income Reconciliation: Annual Adjusted Net Income Reconciliation: $ in millions $ in millions